March 23, 2020

Kelly Potes
Chief Executive Officer
ChoiceOne Financial Services, Inc.
109 East Division
Sparta, MI 49345

       Re: ChoiceOne Financial Services, Inc.
           Registration Statement on Form S-4
           Filed March 16, 2020
           File No. 333-237227

Dear Mr. Potes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance